                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 14D-9
                               (AMENDMENT NO. 7)

                      SOLICITATION/RECOMMENDATION STATEMENT

                          PURSUANT TO SECTION 14(d)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                            ARV ASSISTED LIVING, INC.
                            (NAME OF SUBJECT COMPANY)

                            ARV ASSISTED LIVING, INC.
                      (NAME OF PERSON(S) FILING STATEMENT)

                           COMMON STOCK, NO PAR VALUE
             (INCLUDING THE ASSOCIATED SERIES C JUNIOR PARTICIPATING
                        PREFERRED STOCK PURCHASE RIGHTS)

                         (TITLE OF CLASS OF SECURITIES)

                                    00204C107
                      (CUSIP NUMBER OF CLASS OF SECURITIES)

                             SHEILA M. MULDOON, ESQ.
                  VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY
                            ARV ASSISTED LIVING, INC.
                          245 FISCHER AVENUE, SUITE D-1
                              COSTA MESA, CA 92626
                                 (714) 751-7400

           (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
          RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF THE PERSON(S)
                                FILING STATEMENT)

                                 WITH COPIES TO:

        WILLIAM J. CERNIUS, ESQ.            ALEXANDER F. WILES, ESQ.
        LATHAM & WATKINS                    IRELL & MANELLA LLP
        650 TOWN CENTER DRIVE,              1800 AVENUE OF THE STARS,
        20TH FLOOR                          SUITE 900
        COSTA MESA, CA  92626               LOS ANGELES, CA 90067
        (714) 540-1235                      (310) 203-7659

                                  INTRODUCTION

        The Solicitation/Recommendation Statement on Schedule 14D-9 (as amended through the date hereof, the "Statement"), originally filed on January 5, 1998, by ARV Assisted Living, Inc., a California corporation (the "Company"), relates to an offer by EMAC Corp., a Delaware corporation ("EMAC") and a wholly-owned subsidiary of Emeritus Corporation, a Washington corporation ("Emeritus"), to purchase all outstanding shares of the Company's common stock, no par value (including the associated Series C Junior Participating Preferred Stock Purchase Rights issued pursuant to the Rights Agreement, dated as of July 14, 1997, between the Company and ChaseMellon Shareholder Services, L.L.C., as Rights Agent). All capitalized terms used herein without definition have the respective meanings set forth in the Statement.

ITEM 4.  THE SOLICITATION OR RECOMMENDATION

        The response to Item 4 is hereby amended by adding the following after the final paragraph of Item 4:

        On January 23, 1998, the Company sent a letter to its shareholders discussing Emeritus' tender offer and proxy contest, particularly with reference to modifications to Emeritus' stated price due to the conditional nature of its offer. A copy of such letter is filed as Exhibit 23 hereto and is incorporated herein by reference.

ITEM 8.  ADDITIONAL INFORMATION TO BE FURNISHED

        On January 22, 1998, the Circuit Court issued a Memorandum which vacated the district Federal Court's order staying proceedings in an action for injunctive relief. The Memorandum also remanded the matter to the Federal Court. The Memorandum is filed as Exhibit 24 hereto and is incorporated herein by reference.

        On January 22, 1998, the Federal Court issued a Civil Minute Order which, pursuant to the Circuit Court's Memorandum, vacates the Federal Court's prior order staying proceedings and orders ARV to file its Reply Brief by January 26, 1998. Such Minute Order is filed as Exhibit 25 hereto and is incorporated herein by reference.

ITEM 9.  MATERIALS TO BE FILED AS EXHIBITS

        The response to Item 9 is hereby amended by adding the following new exhibit:

        23      Text of Company's Letter to Shareholders, dated
                January 23, 1998.

        24 Circuit Court Memorandum in ARV Assisted Living, Inc. v. Emeritus Corporation, case no. 98-55118, issued January 22, 1998.

        25 Minute Order Re Remand in ARV Assisted Living, Inc. v. Emeritus Corporation, case no. SA-CV-98-9-LHM (EEx), entered January 22, 1998.

                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                            ARV ASSISTED LIVING, INC.

                            By: /s/ SHEILA M. MULDOON
                                --------------------------------------
                                Sheila M. Muldoon, Esq.
                                Vice President, General
                                Counsel and Secretary

Dated January 23, 1998

                                  EXHIBIT INDEX


EXHIBIT                       DESCRIPTION                               PAGE NO.
--------------------------------------------------------------------------------

  23      Text of Company's Letter to Shareholders, dated January 23,
          1998

  24 Circuit Court Memorandum in ARV Assisted Living, Inc. v. Emeritus Corporation, case no. 98-55118, issued January 22, 1998

  25 Minute Order Re Remand in ARV Assisted Living, Inc. v. Emeritus Corporation, case no. SA-CV-98-9-LHM (EEx), entered January 22, 1998